ECARX Signs Components Procurement and R&D Services Agreement with Geely Auto
SHANGHAI, November 18, 2024 (GLOBE NEWSWIRE) -- ECARX Holdings, Inc. (Nasdaq: ECX) (“ECARX”), a global mobility tech provider, today announced that, on November 14, 2024, it entered into a components procurement and R&D services agreement with Geely Automobile Holdings Limited (HKEX: 0175) (“Geely Auto”), Zhejiang HUANFU and Hangzhou Langge (the “Components Procurement and R&D Services Agreement”), pursuant to which Geely Auto agrees to, subject to certain conditions set forth therein, purchase automobile components and R&D services from the Company, Zhejiang HUANFU Technology Co., Ltd. and Hangzhou Langge Technology Co., Ltd. (collectively, the “Supplier Group”) to further enhance the driving technology system for new energy vehicles of Geely Auto. The agreement has a term of three years and ends on December 31, 2027. The aggregated annual caps covered by the Components Procurement and R&D Services Agreement – totaling RMB6,387.281 million, RMB6,430.855 million and RMB6,489.889 million for the Supplier Group for 2025, 2026 and 2027, respectively – will be exempt from the requirement of the approvals of independent shareholders of Geely Auto pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and the parties are not restrained from transacting beyond the exempt amounts under this agreement as long as Geely Auto has complied with the requirements under the Listing Rules. The rights and obligations of the parties to the agreement are subject to the fulfilment (or waiver, as applicable) of various conditions precedent.
The Company will continue to be a stable and reliable source of automobile components and R&D support for the manufacturing of new energy vehicles for brands within Geely Auto, such as ZEEKR and LYNK & CO, under the Components Procurement and R&D Services Agreement. Beyond this, ECARX remains committed to serving brands outside Geely Auto, such as Volvo, smart, Lotus and Polestar, and expanding its global footprints within and without Geely Auto.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,800 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 7.3 million vehicles worldwide.

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Safe Harbor Statement
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com

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